SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange act of 1934


For the month of May 2004
Commission File No. 333-09410

                                  Marsulex Inc.

                        111 Gordon Baker Road, Suite 300
                                 North York, ON
                                     M2H 3R1


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

      Form 20-F  ___X___                             Form 40-F  _______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes _________                                 No ____X____

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-____________

Documents Included as Part of this Report

No.       Document


1.        Press Release dated May 6, 2004

2.        Press Release dated March 10, 2004

[GRAPHIC OMITTED]


                 MARSULEX REPORTS RESULTS FOR FIRST QUARTER 2004

TORONTO, Canada, May 6, 2004 -- Marsulex Inc. (TSX: MLX) today announced earnings before interest, tax, depreciation and amortization (EBITDA1) for the three months ended March 31, 2004 of $5.8 million compared with $6.7 million for the same period in 2003. Revenue for the period was $32.3 million compared with $32.0 million last year and net earnings were $0.03 million ($0.00 per share) compared with $0.8 million ($0.02 per share) in 2003.

Marsulex President and Chief Executive Officer, David Gee, said that after eliminating the $1.4 million foreign exchange translation gain on US denominated monetary items in last year's results, EBITDA for the first quarter this year was $0.5 million ahead of the same period last year, despite the impact of unexpected interruptions at two of the Company's largest refinery customers. "The balance of our business showed good progress over last year and met or exceeded our expectation for the quarter," Mr. Gee noted. Marsulex has three industry focused operating groups: Refinery Services, Western Markets and Power Generation.

Refinery Services Group produced EBITDA of $4.0 million for the first quarter of 2004 compared with $6.0 million for the same period in 2003. The decline reflected the expected return to historical market conditions for the Group's sulphur prilling operations from the unusually high prices in international sulphur markets that prevailed last year, as well as the operational interruptions at two customers' alkylation units in March that affected volumes and utilization at the Group's Toledo facility. These alkylation units were brought back to full production during April. The Western Markets Group reported EBITDA of $4.8 million for the first quarter of 2004 compared with $3.7 million last year. This year's results included the contribution of the Prince George sulphur products assets acquired last October, as well as improved sales and margins from water treatment, sulphur enhanced, and sulphide products.

EBITDA for the Power Generation Group for 2004 was a loss of $0.3 million compared with a loss of $1.0 million last year, reflecting solid growth in the Group's international business which generates licensing fees as well as fees for the supply of technology, engineering and selected equipment for projects such as the Gaojing Power Plant project in the People's Republic of China which was won earlier this year.

Marsulex, which is based in Toronto, Ontario, is a global provider of outsourced environmental compliance solutions. The Company's services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.

A conference call with analysts to review the First Quarter 2004 results will be webcast live on www.newswire.ca/webcast Friday, May 7, 2004 at 10:00 a.m. Eastern Time.

                                     -more-




(1) EBITDA is defined as earnings before interest, tax, depreciation and amortization, and can be calculated using the financial statement items of earnings (loss) from operations before income taxes adjusted to exclude the impact of interest expense, amortization of deferred charges, amortization of intangible assets, unusual gains (losses), depreciation, gains (losses) on disposal of property, plant and equipment and interest income. Management considers EBITDA to be a meaningful indicator of the Company's operating profitability and performance before the effects of capital investment and financing decisions; however, it is not a defined measure of operating performance under Canadian generally accepted accounting principles (GAAP). Marsulex's calculation of EBITDA may be different than the calculation used by other entities.

This news release may contain forward-looking statements. These statements are based on current views and expectations that are subject to risks, uncertainties and assumptions that are difficult to predict, including risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company's markets, the Company's reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company's ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company's ability to integrate acquisitions and the Company's ability to protect its intellectual property.

Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise. Additional information identifying risks, uncertainties and assumptions is contained in the Company's filings with the securities regulatory authorities, which are available at www. sedar.com. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.


                                     # # # #

For further information:

David M. Gee                        or      Edward R. (Ted) Irwin
President and CEO                           Chief Financial Officer

Tel: (416) 496-4178                         Tel: (416) 496-4164

MARSULEX INC.
Consolidated Balance Sheets
(in thousands of dollars)

----------------------------------------------------------------------------------------------------------------------
                                                                                  March 31,          December 31,
                                                                                    2004                 2003
                                                                                 (unaudited)
----------------------------------------------------------------------------------------------------------------------

Assets

Current assets:
  Cash and cash equivalents                                                        $ 19,451              $ 16,375
  Cash held in trust                                                                  9,448                10,071
  Accounts receivable                                                                23,117                19,621
  Due from Chemtrade Logistics                                                          900                   900
  Inventories                                                                         2,313                 2,760
  Future tax asset                                                                      605                   605
  Prepaid expenses and other assets                                                   1,038                 1,597
----------------------------------------------------------------------------------------------------------------------
                                                                                     56,872                51,929

Long-term portion of cash held in trust                                               7,500                 7,500
Property, plant and equipment, net of accumulated depreciation                      154,852               156,679
Deferred charges and other assets, net of accumulated amortization                    2,220                 2,378
Goodwill and intangible assets, net of accumulated amortization                      52,051                52,003
----------------------------------------------------------------------------------------------------------------------
                                                                                  $ 273,495             $ 270,489
======================================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable                                                                 $ 10,676              $  9,765
  Accrued liabilities                                                                13,493                14,978
  Income taxes payable                                                                  776                 1,385
  Interest payable                                                                    2,034                   122
----------------------------------------------------------------------------------------------------------------------
                                                                                     26,979                26,250

Long-term debt                                                                      119,476               119,196
Deferred revenues                                                                     2,633                   796
Other liabilities                                                                     9,047                 9,025
Future tax liability                                                                 18,400                18,395

Shareholders' equity:
  Capital stock (note 3)                                                             57,973                57,973
  Retained earnings                                                                  38,322                38,290
  Foreign currency translation adjustment                                               665                   564
----------------------------------------------------------------------------------------------------------------------
                                                                                     96,960                96,827
----------------------------------------------------------------------------------------------------------------------
                                                                                  $ 273,495             $ 270,489
======================================================================================================================


MARSULEX INC.
Consolidated Statements of Operations (unaudited)
(in thousands of dollars, except per share amounts)
----------------------------------------------------------------------------------------------------------------------
                                                                                          Three months ended
                                                                                              March 31,
----------------------------------------------------------------------------------------------------------------------
                                                                                         2004             2003
                                                                                                       (restated
                                                                                                        note 2)
----------------------------------------------------------------------------------------------------------------------

Revenue                                                                           $    32,347          $   31,959

Cost of sales and services                                                             21,998              20,933
----------------------------------------------------------------------------------------------------------------------
Gross profit                                                                           10,349              11,026

Selling, general, administrative and other costs                                        4,600               5,709
Foreign exchange gains on monetary items                                                  (77)             (1,404)
Loss on disposal of property, plant and equipment                                          29                  --
Depreciation                                                                            4,124               4,164
Amortization of deferred charges and intangible assets                                    187                 188
Interest expense                                                                        2,695               2,166
Interest capitalized                                                                   (1,071)               (664)
Interest income                                                                          (178)                (63)
----------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                               40                 930

Income taxes (recovery):
     Current                                                                                4                 241
     Future                                                                                 4                 (94)
----------------------------------------------------------------------------------------------------------------------
                                                                                            8                 147
----------------------------------------------------------------------------------------------------------------------
Net earnings                                                                        $      32          $      783
======================================================================================================================


Earnings per share:
    Basic                                                                           $    0.00              $ 0.02
    Diluted                                                                         $    0.00              $ 0.02


Consolidated Statement of Retained Earnings (unaudited)
For the three months ended March 31, 2004 with comparative figures for 2003 (in thousands of dollars)
----------------------------------------------------------------------------------------------------------------------
                                                                                         2004             2003
                                                                                                       (restated
                                                                                                        note 2)
----------------------------------------------------------------------------------------------------------------------

Retained earnings, beginning of year:                                             $    38,290           $  31,432

Net earnings                                                                               32                 783
----------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                                  $    38,322           $  32,215
======================================================================================================================


MARSULEX INC.
Consolidated Statements of Cash Flows (unaudited)
(in thousands of dollars)
----------------------------------------------------------------------------------------------------------------------
                                                                                       Three months ended
                                                                                            March 31,
----------------------------------------------------------------------------------------------------------------------
                                                                                     2004                 2003
                                                                                                       (restated
                                                                                                         note 2)
----------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):
Operating activities:
 Net earnings                                                                    $        32         $        783
 Items not affecting cash:
  Depreciation                                                                         4,124                4,164
  Loss on disposal of property, plant and equipment                                       29                   --
  Amortization of deferred charges and intangible assets                                 187                  188
  Future income taxes                                                                      4                  (94)
  Other non-cash items                                                                   (71)                 (84)
----------------------------------------------------------------------------------------------------------------------
                                                                                       4,305                4,957

Decrease in non-cash operating working capital                                           113                9,355
----------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                                  4,418               14,312

Investing activities:
   Additions to property, plant and equipment                                         (2,140)             (11,673)
   Decrease (increase) in other assets                                                    93                  (58)
   Increase in other liabilities                                                          18                   16
   Decrease in cash held in trust                                                        623                   --
----------------------------------------------------------------------------------------------------------------------
                                                                                      (1,406)             (11,715)

Foreign exchange gain (loss) on cash held in foreign currency                             64                 (243)
----------------------------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents                                                  3,076                2,354

Cash and cash equivalents - beginning of period                                       16,375                7,940

----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of period                                         $   19,451           $   10,294
======================================================================================================================

MARSULEX INC.
Notes to Consolidated Financial Statements

1.    Basis of presentation:

      The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements which included the change in accounting policies described in note 2 below. These unaudited interim period consolidated financial statements do not include all the disclosures required by generally accepted accounting principles and accordingly should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2003 Annual Report.

2.    Changes in accounting policies:

      Asset retirement obligations:

      As described in note 2(c) to the consolidated financial statements for the year ended December 31, 2003, the Company adopted the new CICA accounting standard on asset retirement obligations and retroactively restated the results of previously reported financial periods. The effect of this change was to decrease retained earnings at January 1, 2003 by $433. The effect on earnings for the three months ended March 31, 2003, net of taxes is summarized below:


     -----------------------------------------------------------------------------------------------------------------

     Effect on the consolidated statement of operations for the period ended                    Three months ended
     (in thousands of dollars)                                                                      March 31, 2003
     ----------------------------------------------------------------------------------------------------------------
     Accretion expense                                                                                      $  16
     Depreciation expense                                                                                      14
     Future tax recovery                                                                                       (2)
     -----------------------------------------------------------------------------------------------------------------
     Total impact to net earnings                                                                           $  28

     =================================================================================================================

3.   Capital stock:

     On June 17, 2003, the Company announced its intention to make a Normal Course Issuer Bid (NCIB), pursuant to which the Company is entitled to purchase up to 1,341,677 of its common shares issued and outstanding. The NCIB commenced on June 19, 2003 and will terminate on June 18, 2004. The purchases will be made for cancellation at the market price of such shares at the time of acquisition. No shares were acquired by the Company for cancellation during the three months ended March 31, 2004.

4.   Stock-based compensation:

     The Company also adopted effective January 1, 2003, the new accounting standard in respect to stock-based compensation as described in note 1(m) to the consolidated financial statements for the year ended December 31, 2003. This had no effect on retained earnings at January 1, 2003 or earnings for the three months ended March 31, 2003.

     The Company's results would have been as follows had it elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted during the year ended December 31, 2002:


MARSULEX INC.
Notes to Consolidated Financial Statements
Page 2

4.   Stock-based compensation (continued):

    ----------------------------------------------------------------------------------------------------------------
    (in thousand of dollars, except per share amounts)                                      Three months ended
                                                                                                March 31,

                                                                                            2004           2003
    ----------------------------------------------------------------------------------------------------------------

    Net earnings as reported                                                            $       32     $     783
    Adjustment for cost of stock options                                                        18            63
    ----------------------------------------------------------------------------------------------------------------
    Pro forma net earnings                                                              $       14     $     720
    ----------------------------------------------------------------------------------------------------------------

    Pro forma basic earnings  per share                                                 $     0.00     $     0.02
    Pro forma diluted earnings  per share                                               $     0.00     $     0.02

    -----------------------------------------------------------------------------------------------------------------

     The fair value of the stock options was estimated in 2002 and there are no changes to assumptions used in the Black-Scholes option-pricing model.

5. Business segments:

     The Company's activities are divided into four reportable segments. The three operating segments are: Refinery Services, Western Markets and Power Generation. The fourth non-operating segment is Corporate Support, which provides centralized services, such as project execution support, finance, information systems, human resources and risk management to the operating segments.

     Refinery Services provides outsourced compliance services to major oil refinery customers in the United States and Canada, primarily regeneration of spent sulphuric acid produced during the octane enhancement of gasoline, extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, and SO2 recovery to ensure air quality compliance.

     Western Markets upgrades sulphur-based by-products produced as a result of oil and gas air quality compliance activities. It provides sulphur-based chemicals to the pulp and paper industry in Western Canada and is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. These and other chemicals are marketed to customers in North America.

     Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry.

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 3

5.   Business segments (continued):

Schedule of business segments
----------------------------------------------------------------------------------------------------------------------------
For the three months ended March 31               Refinery Services         Western Markets           Power Generation
(in thousands of dollars)
                                                  2004        2003         2004         2003         2004         2003
----------------------------------------------------------------------------------------------------------------------------
Revenue from external customers                 $  17,211   $  17,512    $  13,382    $  13,240    $  1,754     $   1,207
============================================================================================================================
Earnings (loss) before the undernoted           $   4,007   $   5,957    $   4,785    $   3,726    $   (311)    $    (976)
Depreciation, including loss on disposal            3,279       3,522          560          332         238           258
Amortization of deferred charges and
   intangible assets                                   --          --           --           --          --            --
Interest expense                                       --          --           --           --          --            --
Interest capitalized                                   --          --           --           --          --            --
Interest income                                        --          --           --           --          --            --
----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes             $     728   $   2,435    $   4,225    $   3,394    $   (549)    $  (1,234)
============================================================================================================================
Total assets before goodwill and intangible
   assets(1)                                     $143,355   $ 141,268    $  31,811    $  32,812    $  5,250     $   5,410
Goodwill and intangible assets, net of
   accumulated amortization(1)                     41,021      40,996        4,468        4,468       6,562         6,539
                                                                                                                       --
----------------------------------------------------------------------------------------------------------------------------
Total assets(1)                                  $184,376   $ 182,264    $  36,279    $  37,280    $ 11,812     $  11,949
============================================================================================================================
Capital expenditures                           $    2,031   $  11,501    $     102    $      84    $     --     $      78
============================================================================================================================



Business Segments (contd)


Schedule of business segments
-----------------------------------------------------------------------------------------------
For the three months ended March 31              Corporate Support               Total
(in thousands of dollars)
                                                 2004        2003         2004         2003
-----------------------------------------------------------------------------------------------
Revenue from external customers                 $    --    $      --    $  32,347    $  31,959
===============================================================================================
Earnings (loss) before the undernoted           $  (2,655) $  (1,986)   $   5,826    $   6,721
Depreciation, including loss on disposal               76         52        4,153        4,164
Amortization of deferred charges and
   intangible assets                                  187        188          187          188
Interest expense                                    2,695      2,166        2,695        2,166
Interest capitalized                               (1,071)      (664)      (1,071)        (664)
Interest income                                      (178)       (63)        (178)         (63)
-----------------------------------------------------------------------------------------------
Earnings (loss) before income taxes             $  (4,364)  $ (3,665)   $      40    $     930
===============================================================================================
Total assets before goodwill and intangible
   assets(1)                                    $  41,028  $  38,996    $ 221,444    $ 218,486
Goodwill and intangible assets, net of
   accumulated amortization(1)                                             52,051       52,003
                                                       --         --
-----------------------------------------------------------------------------------------------
Total assets(1)                                 $  41,028  $  38,996    $ 273,495    $ 270,489
================================================================================================
Capital expenditures                            $       7  $      10    $   2,140    $  11,673
================================================================================================

(1) 2003 assets are at December 31st.

Management's Discussion and Analysis

The following provides additional analysis of Marsulex's operations and financial position. It is supplementary information and should be read in conjunction with the consolidated financial statements and accompanying notes.

REVIEW OF FIRST QUARTER 2004

o Net earnings were lower than the same period in 2003, largely reflecting the lower EBITDA in the Refinery Services Group. Western Markets Group and Power Generation Group both reported EBITDA that was ahead of the first quarter of 2003.
o Western Markets Group results included the Prince George sulphur products assets that were acquired in October last year. All segments of the Group's business recorded improvements over the same period last year.
o Power Generation benefited from solid growth in international business, especially projects in China. During the quarter, the Group won a contract for a project at the Gaojing Power Plant and also appointed another licensee for the region.
o As expected, Refinery Services' sulphur prilling operations posted results that were a return to historical levels after exceptionally strong performances last year that reflected unusually high prices in international sulphur markets.
o Refinery Services was also affected by unexpected interruptions at the alkylation units of the Group's two largest customers in March. These alkylation units were brought back to full production during April.
o Corporate costs, after adjusting for the effects of the last year's foreign exchange gain of $1.4 million, were significantly lower, reflecting the timing in costs.

RESULTS OF OPERATIONS

REVENUE AND GROSS PROFIT

Consolidated revenue was $32.3 million for the first quarter of 2004, compared to $32.0 million in 2003, an increase of $0.3 million or 0.9%. This reflects higher revenues earned in Power Generation and Western Markets, offset by lower revenues in Refinery Services.

Gross profit for the first quarter of 2004 was $10.3 million, down from $11.0 million from the same period in 2003. As a percentage of revenue, gross profit decreased from 34.4% in 2003 to 31.9% in 2004, reflecting the reduction in international prices for prilled sulphur and operational interruptions at two of Refinery Services' largest customers.

REFINERY SERVICES provides outsourced compliance services to major oil refinery customers in the United States and Canada, primarily regeneration of spent sulphuric acid produced during the octane enhancement of gasoline, extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, and SO2 recovery to ensure air quality compliance.

Refinery Services' revenue for the first quarter of 2004 was $17.2 million, down $0.3 million or 1.7% from the same period in 2003 resulting primarily from a reduction in 2004 of international sulphur prices.

WESTERN MARKETS upgrades sulphur-based by-products produced as a result of oil and gas air quality compliance activities. It provides sulphur-based chemicals to the pulp and paper industry in western Canada and is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. These and other chemicals are marketed to customers in North America.

Revenue for Western Markets in the first quarter of 2004 was $13.4 million compared to $13.2 million for the same period in 2003.

POWER GENERATION provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. These services enable power generators to meet compliance obligations, as well as to achieve fuel flexibility and access to the savings of lower cost high-sulphur fuel. A newly developed service -- CleanStack(TM) -- a solution for sulphur trioxide emissions of utilities is now being marketed.

In the first quarter of 2004, revenue for Power Generation was $1.8 million compared to $1.2 million for the same period in 2003, an increase of $0.6 million, reflecting the revenues earned from the Shaijiao project and for the Gaojing project, which is new for 2004.

SELLING, GENERAL, ADMINISTRATIVE AND OTHER COSTS (SGA)

In the first quarter of 2004, SGA costs were $4.6 million compared to $5.7 million for the same period in 2003, a decrease of $1.1 million or 19.3%, reflecting cost savings initiatives in the operating units as well as the timing of Corporate Costs.

EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION (EBITDA)

EBITDA is presented because management believes it is a widely used financial indicator of the Company's operating profitability and performance before the effects of capital investment and financing decisions. EBITDA is not a recognized measure under Canadian generally accepted accounting principles
(GAAP) and should not be considered as an alternative to net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company's method of calculating EBITDA may differ from other companies and accordingly, the Company's EBITDA may not be comparable to measures used by other companies. The following details the Company's reconciliation of EBITDA to the consolidated statements of operations and to the segmented results of operations as presented in note 5 of the consolidated financial statements.

The consolidated statements of operations:

==========================================================================================================
                                                                                    Three months ended
                                                                                         March 31,
(in thousand of dollars)                                                            2004          2003(1)
----------------------------------------------------------------------------------------------------------

EBITDA                                                                             5,826          6,721
Loss on disposal of property, plant and equipment                                     29             --
Depreciation                                                                       4,124          4,164
Amortization of deferred charges and intangible assets                               187            188
Interest expense                                                                   2,695          2,166
Interest capitalized                                                              (1,071)          (664)
Interest income                                                                     (178)           (63)
----------------------------------------------------------------------------------------------------------
Earnings from operations before income taxes and amortization of goodwill             40            930

==========================================================================================================

1. Effective January 1, 2003, the Company early-adopted the new accounting standard for asset retirement obligations and in accordance with the standard retroactively applied the change in accounting policy as previously reported.

EBITDA for the first quarter of 2004 was $5.8 million compared to $6.7 million for the same period in 2003, a decrease of 13.4% or $0.9 million, and EBITDA as a percent of revenue decreased from 21.0% in the first quarter of 2003 to 18.0% in 2004. Both of these declines were primarily the result of the lower Refinery Services' EBITDA discussed below.

Refinery Services' EBITDA in the first quarter of 2004 was $4.0 million compared to $6.0 million for the same period in 2003, a 33.3% decline, reflecting a return to historical conditions for prilled sulphur after last year's unusually high prices in international sulphur markets, as well as unplanned customer interruptions at the Group's two largest customers' alkylation units in March that affected volumes and utilization. These alkylation units were brought back to full production during April.

EBITDA for the Western Markets Group of $4.8 million in the first quarter of 2004 was up $1.1 million when compared to $3.7 million for the same period in 2003. This reflects a solid performance in all key product lines especially water treatment and sulphide products, as well as the contribution from the Prince George acquisition.

EBITDA for Power Generation in the first quarter of 2004 was a loss of $0.3 million compared to a loss of $1.0 million for the same period in 2003, reflecting the fees earned for the supply of technology, engineering and selected equipment to the segment's projects as well as licensing activities.

Corporate Costs before the impact of foreign exchange were $0.7 million lower than corporate costs for the first quarter in 2003 reflecting lower corporate costs due to timing and the cost of the recently implemented long-term incentive plan.


================================================================================================
                                                                         Three months ended
                                                                              March 31,
(in thousand of dollars)                                                2004            2003
------------------------------------------------------------------------------------------------

Corporate costs                                                        2,732           3,390
Foreign exchange gains on monetary items                                 (77)         (1,404)
------------------------------------------------------------------------------------------------
Corporate support costs                                                2,655           1,986

================================================================================================

DEPRECIATION

Depreciation expense in the first quarter of 2004 was $4.1 million, comparable to the same period in 2003 as the depreciation expense relating to the newly acquired Prince George assets is offset by the lower depreciation expense for the US dollar denominated assets due to a stronger Canadian dollar in the first quarter of 2004 versus the same period last year.


INTEREST EXPENSE, NET OF INTEREST INCOME


================================================================================
                                                            Three months ended
                                                                 March 31,
(in thousand of dollars)                                  2004            2003
--------------------------------------------------------------------------------

Interest expense                                           2,695          2,166
Interest capitalized                                      (1,071)          (664)
Interest income                                             (178)           (63)
--------------------------------------------------------------------------------
Net interest expense                                       1,446          1,439

================================================================================

Interest expense net of interest capitalization was $1.6 million in the first quarter of 2004 and essentially flat when compared to net interest expense for the same period of 2003. The increase in interest income is due to the interest earned on the increased cash balances.

INCOME TAXES

Total income tax expense for the first quarter of 2004 was almost nil compared to $0.2 million for the same period in 2003. The overall effective rate is 20.6% on earnings before income taxes and when compared to the statutory rate of 36.1%, the effective rate reflects the utilization of tax losses not previously recognized.

Cash taxes are expected to remain below $1.0 million for the coming year.

NET EARNINGS

Net earnings for the first quarter of 2004 were breakeven and $0.8 million less than the same period in 2003 and reflects the previously discussed decline in operating earnings.

LIQUIDITY AND CAPITAL RESOURCES

Total assets were $273.5 million at March 31, 2004 compared to $270.5 million at December 31, 2003.

The net book value of property, plant, and equipment at March 31, 2004 decreased to $154.9 million from the December 31, 2003 balance of $156.7 million. The decline is the result of capital additions during the quarter being more than offset by depreciation expense.

Accounts receivable increased by $3.5 million to $23.1 million from the December 31, 2003 balance of $19.6 million, primarily due to the amounts owing from Syncrude Ltd. for the reimbursement of idle period carrying costs, which were received in April. Current liabilities increased $0.7 million from the December 31, 2003 balance of $26.3 million due to timing in payables, payment of taxes and the accrued bond interest which is payable in June of 2004.

Goodwill and intangible assets increased to $52.1 million from the December 31, 2003 balance of $52.0 million. The change in goodwill is due to the impact of the slightly weaker Canadian dollar on US denominated goodwill, while intangible assets decreased as result of amortization.

Total debt at the end of the first quarter of $119.5 million remained unchanged except for the impact of the Canadian dollar on US denominated debt.

SHARE CAPITAL OUTSTANDING

-----------------------------------------------------------------------------
                                         March 31,          December 31,
                                            2004                2003
-----------------------------------------------------------------------------

Number of common shares                   31,696,398           31,696,398
Number of options                          2,051,765            2,051,765

-----------------------------------------------------------------------------

On June 17, 2003, the Company filed a Notice of Intention to make a Normal Course Issuer Bid (NCIB) with the Toronto Stock Exchange, pursuant to which the Company may purchase up to 1,341,677 of its common shares, representing approximately 5% of its 26,833,550 issued and outstanding common shares as at June 12, 2003. The NCIB commenced on June 19, 2003 and will terminate on June 18, 2004. The purchases will be made for cancellation at the market price of such shares at the time of acquisition. During the three months ended March 31, 2004, the Company did not acquire any shares for cancellation pursuant to the Notice of Intention to make a Normal Course Issuer Bid.

On March 31, 2004, the Company's share price closed at $6.00, up $0.85 over the closing price on December 31, 2003.

FINANCIAL CONDITION & LIQUIDITY


=====================================================================================================================
                                                                                  March 31,          December 31,
                                                                                     2004                2003
---------------------------------------------------------------------------------------------------------------------

Cash including cash held in trust (in millions of dollars)                       $    36.4           $   34.0
Debt (in millions of dollars)                                                    $   119.5           $  119.2
Net debt 1  (in millions of dollars)                                             $    83.1           $   85.2

Debt to Equity                                                                        1.2x                1.2x
Net debt to EBITDA                                                                    2.8x                2.8x
Net debt to Equity                                                                    0.9x                0.9x
Interest coverage (EBITDA to interest expense net of capitalized interest)            4.8x                5.0x

=====================================================================================================================

1. Net debt is defined as total debt less cash including cash held.

Cash and cash equivalents at the end of the first quarter of 2004 were $19.5 million with excess cash invested in short-term, interest-bearing deposits.

The Company generates positive cash flows from operations which are used to meet its obligations under the Senior Subordinated Notes and to fund its growth strategy. The growth strategy includes acquisition or expansion of processing operations, development of new technologies, and development or expansion of the Company's presence in new markets and, to the extent required, the Company would seek new outside financing to fund this growth strategy.

Although some of the Company's financial indicators have improved, the increased debt for the Syncrude project will cause these indicators to change until the project begins to generate earnings.

WORKING CAPITAL

The Company's working capital, excluding cash and cash equivalents and cash held in trust, was $1.0 million at March 31, 2004 compared to a negative $0.8 million at December 31, 2003 and is the result of the increase in accounts receivable, timing of payables and other business accruals. The increase in working capital resulted in an increase in the current ratio, excluding cash and cash equivalents, cash held in trust from 0.97:1 in 2003 to 1.04:1 at the end of the first quarter in 2004.

CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOW FROM OPERATIONS

Cash flow from operations is defined as net earnings plus non-cash items deducted in calculating net earnings including depreciation, amortization, unrealized foreign exchange gain or losses relating to cash balances, and deferred taxes, prior to changes in working capital. Management believes this is a measure of the cash generated by its operations including the cost of its financial structure and charges for income taxes but before fluctuations in its investment in working capital. It is not a recognized measure under Canadian GAAP and should not be considered as an alternative to cash provided by continuing operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company's method of calculating cash flow from operations may differ from other companies and accordingly, the Company's measure may not be comparable to measures used by other companies.

Cash generated from operations before changes in non-cash working capital was $4.3 million in the first quarter of 2004 compared to $5.0 million for the same period in 2003, a 14.0% decrease and is largely the result of the lower earnings.


==================================================================================================
                                                                            Three months ended
                                                                                 March 31,
  (in thousand of dollars)                                                   2004          2003
--------------------------------------------------------------------------------------------------

  Cash provided by operations before changes in working capital              4,305         4,957
  Changes in non-cash working capital                                          113         9,355
--------------------------------------------------------------------------------------------------
  Cash provided by operations                                                4,418        14,312

==================================================================================================

Cash and cash equivalents at the end of March 31, 2004 were $19.5 million, up from $16.4 million at December 31, 2003 with the improvement in cash provided by the earnings from operations.

CAPITAL EXPENDITURES

========================================================================================================
                                                                            Three months ended
                                                                                  March 31,
(in thousand of dollars)                                                    2004           2003
-------------------------------------------------------------------------------------------------------

Expansion projects                                                          1,083         11,007
Maintenance capital                                                         1,057            666
-------------------------------------------------------------------------------------------------------
Total capital expenditures                                                  2,140         11,673

=======================================================================================================

During the first quarter of 2004, capital expenditures were $2.1 million compared to $11.7 million for the same period in 2003. The decrease is primarily due to lower expenditures relating to the Syncrude project.

OUTLOOK

The Company continues to expect a modest growth in EBITDA compared to 2003 with Refinery Services posting steady results, the West benefiting from the additional Prince George contribution and breakeven performance from Power Generation.

FORWARD-LOOKING STATEMENTS
The foregoing may contain forward-looking statements. These statements are based on current views and expectations that are subject to risks, uncertainties, and assumptions that are difficult to predict, including risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company's markets, Company's reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company's ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company's ability to integrate acquisitions and Company's ability to protect its intellectual property. Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise. Additional information identifying risks, uncertainties and assumptions is contained in Company's filings with the securities regulatory authorities, which are available at www.sedar.com. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

[GRAPHIC OMITTED]



MARSULEX PROMOTES TWO SENIOR EXECUTIVES

TORONTO, March 10, 2004 -- Marsulex Inc. (TSX: MLX) today announced the promotions of two senior executives. Laurie Tugman, Executive Vice President & Chief Financial Officer, has been appointed Chief Operating Officer, and Edwin
(Ted) Irwin, Vice President Finance, has been appointed Chief Financial Officer. The appointments are effective immediately.

David Gee, President & Chief Executive Officer of Marsulex, noted that the Company's focus has been on ensuring that its core businesses are solid, that the right management team is in place to optimize performance and that the foundation has been clearly established for continuing growth. "Both Laurie and Ted have played central roles in the strong results we have demonstrated over the past two years. Their promotions are recognition that a commitment to operational excellence and strong financial management will continue to be priorities at Marsulex."

Marsulex, which is based in Toronto, Ontario, is a global provider of outsourced environmental compliance solutions. The company's services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets.

                                     # # # #



For further information:   David M. Gee
                           President & CEO
                           (416) 496-4178

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  MARSULEX INC.



May 7, 2004                       By: /s/ Lucio Milanovich
                                     _____________________________
                                      Lucio Milanovich
                                      Director, Finance